U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25


NOTIFICATION OF LATE FILING                  SEC File Number 1-9734



[ ] Form 10-K and Form 10-KSB  [ ] Form  20-F  [x] Form 10-Q and Form  10-QSB
[ ] Form N-SAR

    For Period  Ended:  December 27, 1997
    Transition Report  on Form 10-Q    [ ]
    Transition  Report on Form 10-K    [ ]
    Transition  Report  on Form  N-SAR [ ]
    Transition Report on Form 20-F     [ ]
    Transition Report on Form 11-K     [ ]

     For the Transition Period Ended:_________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

Full Name of Registrant: Oneita Industries, Inc.
Former Name if applicable:
Address of Principal Executive Office:

              4130 Faber Place Drive, Suite 200
              Ashley Corporate Center
              North Charleston, South Carolina 29405


                        Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The financial statements and related material are not presently available.

                           Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

              William Boyd      803-529-5225

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [x] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [x] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Oneita Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 6, 1998             By:   /s/William H. Boyd
                                   William H. Boyd
                                   Vice President and Treasurer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

     Sales for the 1998 first quarter will be approximately $26,500,000 compared to $33,900,000 for the 1997 first quarter. The decrease of $7,400,000 was the result of lower units sold and lower unit sales prices.

     Net income for the 1998 first quarter is estimated to be a loss between $9,500,000 and $10,500,000 compared to a loss of $5,900,000 last year. The increased loss was caused by the unit price decrease mentioned above and inventory write downs to estimated fair market value both offset by reduced manufacturing costs.